Exhibit 99.1

Sundial Announces Results of its Annual General Meeting of Shareholders

CALGARY, AB, July 9, 2021 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") is pleased to announce all of the resolutions put to holders of common shares of the Company (the "Shareholders") at the annual general meeting held virtually today (the "Meeting") were passed.

At the Meeting, Shareholders approved: (i) fixing the number of directors of the Company at five members; (ii) electing each of Greg Mills, Zach George, Bryan Pinney, Gregory Turnbull, and Lori Ell as directors of the Company for the ensuing year; and (iii) re-appointing KPMG LLP as the auditors of the Company for the ensuing year and authorizing the board of directors of the Company to set their remuneration.

The following votes were received with respect to each director nominee:

	Number of Shares For	%	Number of Shares Withheld	%
Greg Mills	106,404,859	94.37%	6,352,203	5.63%
Zach George	106,815,890	94.73%	5,941,172	5.27%
Bryan Pinney	106,557,229	94.50%	6,200,373	5.50%
Gregory Turnbull	106,228,654	94.21%	6,528,609	5.79%
Lori Ell	106,580,501	94.52%	6,176,561	5.48%

About Sundial Growers Inc.
Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Our business is reported and analyzed under two operating segments: one being Cannabis and the other being Investments. Our cannabis operations, located in Canada, cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total available space.  As a licensed producer that crafts cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada.

Forward-Looking Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking-statements in this release include, but are not limited to, the opinions and beliefs of management. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 09-JUL-21